CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED

82-4507

3 July 2007

07025161

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 June 2007 till 29 June 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Ng Chooi Peng
Senior Secretariat Manager

Encs

S:\Sec\ADR\2007\Ltr to ADR.doc

CapitaLand

82-4507

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Good Move Limited"	1 June 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Dissolution of indirect wholly-owned subsidiary, Amethyst Holdings Pte Ltd"	4 June 2007	SGX-ST Listing Manual
Announcement and news release by The Ascott Group Limited – "Ascott Mauritius signs fourth joint venture agreement with Rattha Holding Company Private Limited"	6 June 2007	For Public Relations Purposes
News release by The Ascott Group Limited – "Ascott secures management contract for eighth property, Somerset Gordon Heights in Australia"	7 June 2007	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand's first residential project in Vietnam sees overwhelming buyers' interest"	7 June 2007	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited – "Redemption of Junior Bonds relating to Wisma Technip securitization"	8 June 2007	For Public Relations Purposes
News release by CapitaCommercial Trust Management Limited – "CCT's Capital Tower attracts upmarket retailers"	8 June 2007	For Public Relations Purposes
News release by CapitaCommercial Trust Management Limited – "Quill Capita Trust to acquire two properties for RM 215 million within six months from listing"	8 June 2007	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand to sign JV Agreement with Mubadala Development Company"	11 June 2007	For Public Relations Purposes
Joint news release by Mubadala Development Company and CapitaLand Limited – "Mubadala and CapitaLand sign Joint Venture"	11 June 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Mubadala Development Company and CapitaLand Limited – Integrated Real Estate Development"	11 June 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "Mubadala and CapitaLand Joint Venture"	11 June 2007	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Completion of acquisition of CapitaRetail Singapore's Portfolio"	11 June 2007	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand acquires Char Yong Gardens, a freehold site in the prime Orchard Road district"	12 June 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Convertible Bonds due 2022 - SGX-ST Approval In-Principle"	15 June 2007	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Sale of Stake in CapitaLand-Raffles Properties Pte Ltd"	18 June 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Striking-off of dormant indirect wholly-owned subsidiary, CapitaLand SMA Pte Ltd"	18 June 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Convertible Bonds due 2022"	20 June 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Convertible Bonds due 2022"	21 June 2007	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Payment of acquisition fee by way of issue of units in CapitaMall Trust"	21 June 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Acquisition of additional 60% stake in CapitaLand ILEC One Pte. Ltd."	22 June 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (A) Dragonsburg Pte. Ltd. (B) Pennysvale Pte. Ltd. (C) Yorksure Pte. Ltd."	22 June 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Clarification of Business Times report"	26 June 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly owned subsidiary, Chengdu Xin Kai Co., Ltd."	26 June 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Cessation of Memorandum of Understanding with YNH Property Bhd"	27 June 2007	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "(I) Establishment of indirect wholly-owned subsidiary, Morganite Pte. Ltd. (II) Acquisition of Farrer Court"	28 June 2007	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by The Ascott Group Limited "Ascott Serviced Residence (China) Fund closing at US$500 million in committed capital"	29 June 2007	For Public Relations Purposes
News release by The Ascott Group Limited – "Ascott adds Munich to global footprint with second serviced residence property in Germany"	29 June 2007	For Public Relations Purposes

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, GOOD MOVE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in the British Virgin Islands:

Name	:	Good Move Limited
Principal Activity	:	Investment Holding
Share Capital	:	US$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
1 June 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISSOLUTION OF INDIRECT WHOLLY-OWNED SUBSIDIARY, AMETHYST HOLDINGS PTE LTD

Further to the announcement made on 8 December 2006, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Amethyst Holdings Pte Ltd ("AHPL"), which had been placed under members' voluntary liquidation, has been dissolved.

The dissolution of AHPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
4 June 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Jun-2007 17:33:46
Announcement No.	00063

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott Mauritius signs fourth joint venture agreement with Rattha Holding Company Private Limited
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott.Annc.JV.Agreement.With.Rattha.6Jun07.pdf Ascott.NewsRelease.Fourth.SR.6Jun07.pdf Total size = **209K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

ASCOTT MAURITIUS SIGNS FOURTH JOINT VENTURE AGREEMENT WITH RATTHA HOLDING COMPANY PRIVATE LIMITED

The Board of Directors of The Ascott Group Limited (the "**Company**") wishes to announce that Ascott (Mauritius) Company Limited ("**Ascott Mauritius**"), an indirect wholly-owned subsidiary of the Company, has signed a joint venture agreement ("**JVA**") with Rattha Holding Company Private Limited ("**RHC**"), a company registered in India, to collaborate in the investment, development and operation of a new serviced residence in India, to be named Citadines Chennai OMR Gateway.

Ascott Mauritius will acquire a 40-percent equity stake in a new joint venture company in India, Rattha Citadines OMR Aparthotel Private Limited ("**Rattha Citadines OMR**"), which will own Citadines Chennai OMR Gateway. The aggregate consideration for Ascott Mauritius' 40-percent equity stake in Rattha Citadines OMR shall be INR 408,266,040 (SGD 15,419,800.06).

The consideration is arrived at on a willing buyer-willing seller basis, and shall be funded by internal resources.

Rationale

India is an attractive market with strong growth potential for the serviced residence industry. The aforesaid investment is strategic and timely given the limited supply of good quality accommodation in India. Citadines Chennai OMR Gateway which will have about 300 serviced residence units, will further enhance the Group's foothold in India's serviced residence industry.

Financial Effects

The aforesaid transaction is not expected to have a material impact on the Group's net tangible assets and earnings per share for the financial year ending 31 December 2007.

Interests of Directors and Controlling Shareholders

None of the Directors or controlling shareholders of the Company have any interest, direct or indirect, in the aforesaid transactions.

By Order of the Board

Hazel Chew
Company Secretary
6 June 2007

Note: An exchange rate of INR 1: SGD0.037769 is used for this Announcement.

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT TO ACQUIRE ITS FOURTH AND LARGEST SERVICED RESIDENCE PROPERTY IN INDIA

The Group is on track to achieve 2,000 serviced residence units in India by 2010

Singapore, 6 June 2007 – The Ascott Group (Ascott) has signed a joint venture agreement with The Rattha Group (Rattha) to acquire its fourth and largest property in India which will be developed into a serviced residence. This is part of Ascott's master development agreement (MDA) signed with Rattha in August 2006. The MDA aims to acquire and develop seven serviced residences in India by 2010.

Ascott will acquire a 40% equity stake in the property to be named Citadines Chennai OMR Gateway. Rattha will hold the remaining majority stake. Ascott will also manage the property for 10 years with an option to renew the management contract for another 10 years.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "India is a key growth market for Ascott. According to statistics from Economist Intelligence Unit, India is poised to become the world's third largest economy by 2010. Its foreign direct investment is projected to grow by 28% by 2010 from 2006's figures; however it lacks the supply of quality accommodation to meet the increasing demand from inter-city business travellers and expatriates."

"Ascott was the first international serviced residence company to enter Chennai. With the addition of Citadines Chennai OMR Gateway, Ascott has close to 1,000 units under development, and we are on track with our expansion target to achieve 2,000 units in India by 2010," added Mr Ong.

Citadines Chennai OMR Gateway, which is targeted to open in the first half of 2010, will complement Ascott's three other properties in India - Somerset Whitefield in Bangalore, Somerset Greenways, Chennai and Citadines Chennai Boulevard. These three properties are slated to open in 2008. Together, these properties will cater to the accommodation needs of business travellers and expatriates working in the various enclaves of the central business district, Information Technology (IT) belt and manufacturing zone.

Citadines Chennai OMR Gateway will have about 300 units, the largest number of units among Ascott's properties in India. The serviced residence is strategically located along Old Mahabalipuram Road, commonly known as OMR or the IT Highway.

OMR is a 25 kilometre-zone which houses about 10 IT parks including Ascendas and Tidel Park. A further 20 IT parks are currently under development in the area and will be completed by 2009. A shopping centre situated one kilometre away from the property is also due for completion in about two years' time.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 19,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. This includes 5,400 units which are under development.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 48 cities in 21 countries, eight of which are new cities where Ascott's serviced residences are under development. Ascott's properties can be found in cities including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include China 2007 'Top 100 Serviced Apartments Award', Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit
http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Jun-2007 17:36:27
Announcement No.	00077

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Ascott secures management contract for eighth property, Somerset Gordon Heights in Australia

Description CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.

Attachments: Ascott.NewsRelease.SomersetGordonHeights.7Jun07.pdf
Total size = **180K**
(2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT SECURES MANAGEMENT CONTRACT FOR EIGHTH PROPERTY, SOMERSET GORDON HEIGHTS IN AUSTRALIA

Singapore, 7 June 2007 – The Ascott Group (Ascott) has secured a contract from Ascott Residence Trust (ART) to manage an existing serviced residence located in Melbourne's Central Business District. Ascott will manage the 43-unit property, Somerset Gordon Heights - its eighth in Australia – for five years, with the option to renew the contract for another five years.

Mr Cameron Ong, The Ascott Group's Managing Director and CEO said: "Australia is an important market for Ascott; we currently operate seven properties in Hobart, Melbourne and Sydney. Melbourne is not only a popular location for meetings, incentive travel, conventions and exhibitions, it is also an attractive destination for major international sporting events. As such it is able to attract a steady flow of business and leisure travellers alike. Together with Somerset Gordon Place and Somerset on Elizabeth, we are confident in increasing our market share in Melbourne and maintaining our competitive position by attracting a mix of long and short-stay business from corporate accounts and the leisure sector."

Mr Chong Kee Hiong, Ascott Residence Trust Management Limited's (ARTML) CEO said: "We awarded the management contract to The Ascott Group as it has a proven track record in Melbourne with the existing properties performing well under its management. As the Group is managing Somerset Gordon Place which is situated directly opposite Somerset Gordon Heights, it is able to offer unmatched synergies and operational economies of scale through the sharing of common facilities."

A five-storey serviced residence, Somerset Gordon Heights is situated at 19-25 Little Bourke Street and offers 43 fully-furnished studios, one and two-bedroom apartment units and two-bedroom penthouses. It is a short five-minute walk away from the Bourke Street tram stop, and is surrounded by theatres, numerous restaurants, cafés, department stores and government buildings including the State Parliament.

With the addition of Somerset Gordon Heights, Ascott currently operates more than 520 units in eight properties across Australia.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 19,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. This includes 5,400 units which are under development.

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 48 cities in 21 countries, eight of which are new cities where Ascott's serviced residences are being developed. Ascott's properties can be found in cities including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include China 2007 'Top 100 Serviced Apartments Award', Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit
http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst

Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

CapitaLand

FOR IMMEDIATE RELEASE
7 June 2007

NEWS RELEASE

CapitaLand's first residential project in Vietnam sees overwhelming buyers' interest

Phase 1 of 273 units of The Vista fully booked

Singapore, 7 June 2007 – CapitaLand today started pre-sale activities for its first condominium, called **The Vista**, in An Phu Ward, Ho Chi Minh City, Vietnam. Over 400 persons queued for a total of 273 units located in two towers. The units were released for reservations and were fully booked by 2pm today. The indicative average price for the apartments ranges from US$1,200 to US$1,600 per square metre.

The Vista sits on a sprawling 23,000-square metre site. There are a total of 750 generously-sized apartments in the development, together with some retail facilities and a commercial block. These contemporary homes are set amidst extensive landscaping featuring lush flora and fauna, sky gardens and serene water features.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "This residential development in Vietnam is an extension of our multi-local strategy, which has proven successful in Singapore, China, Thailand and Australia. Currently, our serviced residence business arm has a leading position in Vietnam. With the highest per capita GDP in the country and growing foreign investments, Ho Chi Minh City's rapid economic development presents many business opportunities for CapitaLand. Moreover, with the burgeoning urbanisation, the

growth potential of the real estate market in Vietnam is tremendous and there will be greater demand for quality homes. This first residential project in Ho Chi Minh City will be a showcase of our expertise in building quality homes of international standards."

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "Vietnam's two major cities, Ho Chi Minh City and Hanoi, have enjoyed robust economic growth over the past years. This has spurred strong demand for well-designed and high quality homes, especially amongst a growing group of affluent young professionals. Besides, The Vista encompasses a unique product that will be differentiated from other residential projects in the city in terms of design, innovative lifestyle theme, landscaped features, finishes, facilities and branding."

Mr Chen Lian Pang, CEO of CapitaLand Residential Southeast Asia, said: "Together with our partners, we are very pleased with the strong buying interest in the project. The site is strategically located along the Hanoi Highway in the prime residential An Phu ward in District 2. Uncongested yet close to the City Centre via the Saigon Bridge, it is located in a traditionally popular neighbourhood among the local and expatriate community, and well-supported by high transportation connectivity and other amenities. We will be officially launching the project soon."

The Vista is a 28-storey development with a total of five towers. Buyers have a choice of two-, three- and four-bedroom apartment types, with sizes ranging from 101 square metres to 472 square metres. The majority of the apartments enjoy unobstructed views of the city or the river, across a predominantly landed neighbourhood. The condominium will offer a comprehensive range of recreational facilities and lush landscaped gardens, setting it apart from other developments in the vicinity. The site is also near to social amenities, convenience shops including the Metro hypermarket, and the British International School.

This is the first residential project by CapitaLand in Ho Chi Minh City. The company has an indirect majority stake of 80% in the joint venture. The remaining shareholders are Phu Gia Real Estate & Commercial Construction Co., Ltd (10%) and Thien Duc Trading-Construction Company Ltd (10%). CapitaLand is also the lead development manager for the project. The condominium is designed by Singapore companies, namely architect RSP Architecture Planners & Engineers (Pte) Ltd and landscape architect Tierra Design (Singapore) Pte Ltd.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 7 June 2007

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Jun-2007 19:13:19
Announcement No.	00145

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - Redemption of Junior Bonds relating to Wisma Technip securitisation
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	CCT.Annc.Redemption.of.JuniorBonds.8Jun07.pdf CCT.PressRelease.8Jun07.pdf Total size = **54K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

CAPITACOMMERCIAL TRUST
REDEMPTION OF JUNIOR BONDS RELATING TO WISMA TECHNIP SECURITISATION

The Board of Directors of CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("**CCT**" and the manager of CCT, the "**Manager**"), wish to announce that Aragorn ABS Berhad (the "**Issuer**"), the special purpose vehicle which undertook an asset-backed securitisation (the "**Securitisation**") of Wisma Technip (the "**Property**") pursuant to which CCT has an investment in 100% of the junior bonds[1] issued by it, has entered into a sale and purchase agreement with Quill Capita Trust ("**QCT**"), a real estate investment trust established in Malaysia, and listed on the Main Board of Bursa Securities Malaysia Berhad, to sell the Property to QCT.

The sale of the Property is subject to the following conditions:

- the approval of unitholders of QCT for the financing plan for the acquisition of the Property;
- QCT obtaining the approvals from the relevant authorities such as Securities Commission of Malaysia and Bursa Malaysia Securities Berhad;
- certain consents from the registered lessees and anchor tenant of the Property; and
- approval of the bondholders of the notes issued as part of the Securitisation for the sale of the Property.

The sale price of the Property of RM125.0 million (S$56.1 million[2]) (the "**Sale Price**") which includes a RM3.0 million (S$1.3 million) asset enhancement cost, is based on the prevailing market value of the Property. PPC International Sdn Bhd and CH Williams Talhar & Wong Sdn Bhd were appointed by the Issuer and QCT respectively to value the Property and both valuers had valued the Property at RM 125.0 million (S$56.1 million) (the "**Valuation**").

[1] The junior bonds comprise (i) Class C Bonds in principal amount of RM20.0 million issued by the Issuer and (ii) Class D Bonds in principal amount of RM25.0 million issued by the Issuer.

[2] All currency conversions are based on exchange rate of S$1.00 to RM0.449

Following the sale of the Property, the junior bonds held by CCT will be redeemed. Based on the Sale Price of the Property and the terms of the Securitisation, it is expected that CCT will receive approximately RM49.4 million (S$22.2 million) from the redemption of the junior bonds and a profit of approximately RM4.4 million (S$2.0 million).

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
8 June 2007

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CCT ("**Units**").

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

NEWS RELEASE **For Immediate Release**
8 June 2007

CapitaCommercial Trust sells Wisma Technip to Quill Capita Trust for RM125 million

Strategic intent is to invest and expand in Malaysia via Quill Capita Trust

Singapore, 8 June 2007 – The manager of CapitaCommercial Trust ("CCT"), CapitaCommercial Trust Management Limited (the "CCT Manager") announced that Aragorn ABS Berhad ("Aragorn"), the asset-backed securitisation vehicle which owns Wisma Technip and which CCT has an investment in 100% of the junior bonds issued by it, has signed a conditional sale and purchase agreement with Quill Capita Trust ("QCT") for the proposed sale of Wisma Technip today. The purchase consideration for the property is RM125 million (S$56.1 million[1]). Conditions to be fulfilled include, among others, QCT obtaining the approval of its unitholders and the Securities Commission in Malaysia for a fund raising exercise to finance the proposed acquisition of Wisma Technip. The proposed sale of the 12-storey building is in line with CCT's strategic intent to invest and expand in Malaysia via Malaysian listed QCT, which is CCT's long term investment vehicle for Malaysian commercial assets. CCT owns a 30% stake in QCT.

Following the sale of Wisma Technip to QCT, the junior bonds will be redeemed and CCT will receive a profit of approximately RM4.4 million (S$2.0 million). The sale price was based on the property valuation of RM125 million (S$56.1 million) provided by the following two valuers, PPC International Sdn Bhd (acting for Aragorn) and CH Williams Talhar & Wong Sdn Bhd (acting for QCT). The sale of Wisma Technip is expected to be completed by fourth quarter 2007.

---

[1] All currency conversions are based on exchange rate of S$1.00 to RM0.449

Mr David Tan, CEO of the CCT Manager, said, "Our acquisition of Wisma Technip in 2006 was done via an asset securitisation structure which was, at the time, the most optimal means of holding the asset. However, our strategic stake in a listed in-country REIT, QCT, has now evolved into the most efficient long term platform for holding Malaysian assets. From the business and strategic perspectives, it makes sense for us to sell Wisma Technip to QCT, and then expand our footprint in Malaysia through our continuing stake in QCT. We will continue to look for opportunities in Singapore and abroad to add value to CCT's portfolio with the objective of delivering long term and sustainable total returns to CCT's unitholders."

In a separate release dated today, QCT has announced the proposed conditional acquisition of the commercial shops leased to food & beverage and retail tenants and car park lots of Plaza Mont' Kiara for a purchase consideration of RM90 million (S$40.4 million) subject to certain conditions precedent. In addition, QCT announced a proposed placement to raise gross proceeds of up to RM377.2 million (S$169.3 million) to finance the proposed acquisitions of Wisma Technip and Plaza Mont' Kiara, and for capital expenditure, working capital and repayment of future borrowings.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial REIT with a market capitalisation of S$4.1 billion based on the closing price of S$2.94 per unit in CCT ("CCT Unit") on 30 May 2007. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes.

In Singapore, CCT currently owns a S$3.9 billion portfolio with nine prime properties in the Central Business District and Downtown Core. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

In Malaysia, CCT is a substantial unitholder of QCT with a 30% stake, and has committed to take a 7.4% stake in the Malaysia Commercial Development Fund ("MCDF") and has invested in 100% of the junior bonds issued by Aragorn. QCT is a commercial REIT listed on the Bursa Malaysia Securities Berhad, with an initial portfolio of four commercial

properties in Cyberjaya. MCDF is CapitaLand's first and largest Malaysia private real estate fund, with focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley. Aragorn is a special purpose vehicle set up to own Wisma Technip through an asset-backed securitisation structure.

CCT has been accorded an "A3" corporate rating with a stable rating outlook by Moody's Investor Service. CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by:
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

Media Contact	**Analyst & Investor Contact**
Julie Ong DID: (65) 6826 5812 Mobile: (65) 9734 0122 Email: julie.ong@capitaland.com.sg	Ho Mei Peng DID: (65) 6826 5586 Mobile: (65) 9668 8290 Email: ho.meipeng@capitaland.com.sg

IMPORTANT NOTICE

The past performance of CCT is not indicative of the future performance of CCT. Similarly, the past performance of CCT Manager is not indicative of the future performance of the CCT Manager.

The value of CCT Units and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Jun-2007 19:24:35
Announcement No.	00147

>> Announcement Details

The details of the announcement start here ...

Announcement Title * CCT's Capital Tower attracts upmarket retailers

Description

CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued a news release on the above matter, as attached for information.

Attachments:

CCT.pressrelease.tenants.atCT.8Jun07.pdf
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CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
8 June 2007

CCT's Capital Tower Attracts Upmarket Retailers

Singapore, 8 June 2007 – The manager of CapitaCommercial Trust ("CCT"), CapitaCommercial Trust Management Limited (the "CCT Manager"), is pleased to announce that CCT has signed leases with three upmarket retailers who will open on the ground floor of Capital Tower, in the second half of this year. The three retailers are: Ermenegildo Zegna, the world leader in luxury men's clothing; The Marmalade Group, a food and beverage enterprise that delivers quality food in an upscale but relaxed environment; and Bang & Olufsen, a worldwide manufacturer of exclusive, high quality audio and video products.

Ermenegildo Zegna has leased 165 square metres of space at Capital Tower, enabling them to bring their brand of sartorial elegance closer to their core customers. The store will be its first in Singapore's Central Business District for the Zegna brand, complementing their two other stores located in Paragon Shopping Mall and Takashimaya Department Store.

Marmalade will open its new 125 square metre cutting edge bistro wine bar, "Cork" in the third quarter of 2007. Cork will serve a fabulous range of wines by the glass complementing a menu of signature modern classics, retro comfort food and exciting tapas. The outlet will also be a one stop shop for retail wine and will offer catering services to suit the needs of busy executives in the financial district.

Expected to be ready by third quarter of 2007, the new Bang & Olufsen store of 234 square metres at Capital Tower will offer solutions in an exclusive store concept where Bang & Olufsen products integrate with Fritz Hansen furniture alongside Louis Poulsen lighting and other sophisticated electric installations in the home. The concept is the first of its kind in Singapore with a 7 metre-high ceiling similar to a concert hall.

Mr David Tan, CEO of the CCT Manager, said, "The ground floor space at Capital Tower will be transformed into an exciting retail offering comprising Ermenegildo Zegna, Marmalade, and Bang & Olufsen. These are all strong local and global brands who will enhance the quality of space in Capital Tower, and who will be warmly welcomed by our blue chip office tenants. Additionally, as part of our continuing asset enhancement programme, we will be amalgamating a few meeting rooms into larger office floor space on the ninth floor of Capital Tower. We will continue to proactively manage our assets in order to enhance the value of our properties, and deliver higher returns to our unitholders."

- END -

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial REIT with a market capitalisation of S$4.1 billion based on the closing price of S$2.94 per unit in CCT ("CCT Unit") on 30 May 2007. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes.

In Singapore, CCT currently owns a S$3.9 billion portfolio with nine prime properties in the Central Business District and Downtown Core. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

In Malaysia, CCT is a substantial unitholder of QCT with a 30% stake, and has committed to take a 7.4% stake in the Malaysia Commercial Development Fund ("MCDF") and has invested in 100% of the junior bonds issued by Aragorn. QCT is a commercial REIT listed on the Bursa Malaysia Securities Berhad, with an initial portfolio of four commercial properties in Cyberjaya. MCDF is CapitaLand's first and largest Malaysia private real estate fund, with focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley. Aragorn is a special purpose vehicle set up to own Wisma Technip through an asset-backed securitisation structure.

CCT has been accorded an "A3" corporate rating with a stable rating outlook by Moody's Investor Service. CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by:

CapitaCommercial Trust Management Limited

(Company registration no. 200309059W)

Media Contact	**Analyst & Investor Contact**
Julie Ong DID: (65) 6826 5812 Mobile: (65) 9734 0122 Email: julie.ong@capitaland.com.sg	Ho Mei Peng DID: (65) 6826 5586 Mobile: (65) 9668 8290 Email: ho.meipeng@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Jun-2007 19:55:23
Announcement No.	00152

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Quill Capita Trust to acquire two properties for RM 215 million within six months from listing
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued a news release on the above matter, as attached for information.

Attachments: CCT.QCT.NewsRelease.8Jun07.pdf
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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	08-Jun-2007 19:41:13
Announcement No.	00149

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News release by Quill Capita Trust - Quill Capita Trust to acquire two properties for RM 215 million within six months from listing
Description	The news release issued by Quill Capita Management Sdn Bhd, as manager of Quill Capita Trust, to Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of Quill Capita Trust.
Attachments:	QCT_pressrelease080607_FINAL.pdf Total size = **238K** (2048K size limit recommended)

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Form Version 2.0

General Announcement

Submitted by QUILL CAPITA TRUST on 08/06/2007 06:57:44 PM
Reference No QC-070608-57399

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Quill Capita Trust
* Stock name	:	QCAPITA
* Stock code	:	5123
* Contact person	:	Corinne Tan
* Designation	:	Finance & Compliance Manager

* Type : ● Announcement ○ Reply to query

* Subject :

News Release: Quill Capita Trust to acquire two properties for RM 215 million within six months from listing

* **Contents :-**

Kuala Lumpur, Friday, 8 June 2007: Quill Capita Management Sdn Bhd ("QCM") , the manager of Quill Capita Trust ("QCT") has today announced the proposed acquisition of two properties, Wisma Technip and Plaza Mont' Kiara, for a total purchase price of RM 215 million. For further details of the news release , please refer to file attached.

QCT press release 8 June 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Quill Capita Trust

NEWS RELEASE
For Immediate Release

Quill Capita Trust to acquire two properties for RM 215 million within six months from listing

Kuala Lumpur, Friday, 8 June 2007: Quill Capita Management Sdn Bhd (QCM), the manager of Quill Capita Trust (QCT) has today announced the proposed acquisition of two properties, Wisma Technip and Plaza Mont' Kiara, for a total purchase consideration of RM215 million.

Mayban Trustee Berhad, as trustee of QCT, has signed separate conditional sales and purchase agreements today to acquire Wisma Technip from Aragorn ABS Berhad for RM125 million; and Plaza Mont' Kiara's commercial shops leased to food and beverage and retail tenants and car park lots from Sunrise Berhad for RM90 million respectively. The purchase considerations were agreed based on the market value of the properties and these acquisitions are expected to be completed by fourth quarter 2007.

Wisma Technip is a 100% occupied office building with a net lettable area of 233,021 square feet while the commercial shops leased to food and beverage and retail tenants and car park lots of Plaza Mont' Kiara has a net lettable area of 73,408 square feet and 94.9% occupancy.

The sales conditions to be fulfilled include, among others, QCT obtaining the approval of its unitholders and the Securities Commission for the fund raising exercise to finance the proposed acquisitions.

Mr Chan Say Yeong, Chief Executive Officer of QCM said, "Within six months from listing, we are adding to our portfolio two yield-accretive assets with high occupancy and long term tenancies. QCT will also achieve better geographical diversification with this latest foothold in the Klang Valley. This is in line with our stated growth strategy and we are on track to reach our target of doubling QCT's asset size to RM560 million by end 2007."

As part of the fund raising exercise, QCM has also announced a proposed placement of new units in QCT to raise gross proceeds of up to RM377.2 million to finance the proposed acquisitions and other requirements.

The proposed placement of not exceeding 251.4 million units will be to institutional and other investors as well as to the two substantial unitholders, CapitaCommercial Trust ("CCT") and the Quill Group, which may subscribe for the new units such that their proportionate unitholdings of 30% respectively in QCT may be maintained.

With the proposed placement of up to 251.4 million new units, QCT will increase its fund size from 238.7 million units to up to 490.1 million units. The increase in the number of QCT units in issue is expected to improve QCT's trading liquidity.

An application will be made to Bursa Malaysia Securities Berhad ("Bursa") for the listing of and quotation for the New Units on the Main Board of Bursa at a later date.

HWANGDBS Investment Bank Berhad and Aseambankers Malaysia Berhad have been appointed as the joint placement agents.

- End -

About Quill Capita Trust

Quill Capita Trust is a commercial Real Estate Investment Trust (REIT), established through a trust deed dated 9 October 2006. Managed by Quill Capita Management Sdn Bhd (QCM), the main thrust of Quill Capita Trust's activities include acquiring and investing in commercial properties in Malaysia to provide unitholders with long-term and sustainable distribution of income as well as capital growth potential. Current properties under Quill Capita Trust include four buildings in Cyberjaya. QCM is owned by Quill Resources Holding Sdn Bhd (30%); CapitaLand RECM Pte Ltd (40%), a wholly-owned subsidiary of CapitaLand Financial Limited, the financial services arm of CapitaLand Limited; and Coast Capital Sdn Bhd (30%).

About Quill Group of Companies

The Quill Group is an established one-stop resource in the business of financing, fast-track design, construction and lease-back of purpose-built buildings and facilities to both Malaysian and multinational companies within

the Multimedia Super Corridor and elsewhere. Its specialty lies in the integration of IT and M&E requirements in the built- to-suit environment. Examples of these are data centres, call centres and business process outsourcing centres.

Established in 1987, Quill is a reputable multi-disciplinary company in Malaysia, with its in-house teams of architects, engineers, space planners, builders and interior designers. Quill also owns furniture factories and a construction company.

Its track record includes the ownership, design, construction and lease-back of the HSBC Global Electronic Processing Centre, the BMW Headquarters and Regional Group Data Centre, and the DHL Global Information Services Centres. These are amongst the largest facilities in Cyberjaya.

About CapitaLand Group

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by Fleishman-Hillard Kuala Lumpur on behalf of Quill Capita Management
For media enquiries, please contact:
Joycelyn Lee / Zaridah Zainal Azman
Tel: 03-6411 9133
Fax: 03-6411 9122
Email: joycelyn.lee@fleishman.com / jida.zainalazman@fleishman.com

CapitaLand

For Immediate Release
11 June 2007

NEWS RELEASE

CapitaLand to sign JV Agreement with Mubadala Development Company

Singapore, 11 June 2007 – CapitaLand will be signing a joint venture agreement with Mubadala Development Company, a strategic investment and development vehicle established and wholly owned by the Government of the Emirate of Abu Dhabi, to establish an integrated real estate development company to create and deliver a landmark development in Abu Dhabi.

A signing ceremony will be organised later this afternoon at 5.15pm followed by a media/analyst question & answer session chaired by His Excellency Khaldoon Khalifa Al Mubarak, CEO and Managing Director of Mubadala Development Company, and Mr Liew Mun Leong, President and CEO of CapitaLand Group. Details on the joint venture will be announced during this session.

The joint venture is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the current financial year ending 31 December 2007.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 11 June 2007

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Julie Ong, Communications
Tel: +65 6826 5812
Email: julie.ong@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Jun-2007 17:10:45
Announcement No.	00046

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Joint news release by Mubadala Development Company and CapitaLand Limited - "Mubadala and CapitaLand Sign Joint Venture"

Description

The attached joint news release issued by Mubadala Development Company and CapitaLand Limited on the above matter is for information.

Attachments:

CL.newsrelease.ZayedSportsCity.11June2007.pdf
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Press Release Press Release Press Release Press Release Press Release Press Release Press Release Press Release

For Immediate Release

11th June 2007

Mubadala and CapitaLand Sign Joint Venture

To create a landmark residential, retail, sports and leisure development in Abu Dhabi

Singapore, 11 June 2007 - Mubadala Development Company ("Mubadala") and CapitaLand Limited ("CapitaLand") have signed a Joint Venture Agreement to set up an integrated real estate development company (the "JV Company"). Using the resources and expertise of both partners, the JV Company will develop and manage a prime integrated real estate development in the heart of Abu Dhabi - the capital of the United Arab Emirates (UAE) - comprising residential, retail, sports and leisure components, on the land surrounding the existing Zayed Sports City Stadium.

Mubadala, a strategic investment and development vehicle established and wholly owned by the Government of the Emirate of Abu Dhabi, will hold a 51% stake in the joint venture. CapitaLand will own the remaining 49% interest, in line with CapitaLand Group's strategy to seek opportunities in the fast-growing Gulf Cooperation Council region ("GCC"). The partners have committed to invest an initial equity amount of US$300 million. This investment in the joint venture is subject to receipt of customary business licence and other relevant governmental approvals which may be required.

His Excellency Khaldoon Khalifa Al Mubarak, CEO and Managing Director of Mubadala Development Company, said, "CapitaLand is widely recognized for its international real estate experience, performance track record and execution capabilities. We are excited by this joint venture since the two companies share a common vision to create quality and sustainable real estate developments in Abu Dhabi. When we began developing this project, we searched for partners who could bring the right combination of experience and creativity to assemble such a landmark development in our city, and we found that CapitaLand's industry leadership in Asia meant that the company had vast experience in executing similar world-class real estate developments."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "The signing of the Joint Venture Agreement with Mubadala paves the way for CapitaLand to establish a long term strategic relationship to grow its presence in Abu Dhabi and around the Gulf Cooperation Council region (GCC). Mubadala has an impressive track record in diversifying and developing the rapidly growing economy of Abu Dhabi, while achieving superior returns on its investments. Together, we will create an outstanding landmark development providing unique lifestyle experiences which will transform the way people live, work and play in Abu Dhabi."

The new JV Company will act as the developer and facility manager for its maiden integrated development, scheduled to be unveiled in Abu Dhabi in the coming months, which spans across a 1.4 million-square metre (approximately 15 million square feet) site, together with a 2 km prime waterfront area. This parcel of land is one of the few remaining areas to be developed on the main island of Abu Dhabi, with easy access to key transport networks and the central business district. The development benefits from existing infrastructure services which enable an expedited development time frame to home owners. This phased development schedule will be completed over the next few years, with the first phase of the residential units to be launched for sale before the end of this year.

As it develops, the JV Company will continue to identify new real estate opportunities to expand its presence both in Abu Dhabi and the region.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

- Ends -

About Abu Dhabi

The Emirate of Abu Dhabi occupies over 85% of the geographical land area of the UAE, and with proven crude oil reserves of approximately 92.2 billion barrels, it controls over 90% of the country's oil wealth. Abu Dhabi has demonstrated a steady GDP growth rate of 11.5% per annum from 1998-2005, while it's per capita GDP of US$46,200 in 2006 is the highest in the world, exceeding even the United Kingdom and the United States.

While Abu Dhabi's economy has historically been predominantly dominated by the oil and gas sectors, the government has embarked on an economic plan aimed at reducing the Emirate's dependence on revenues from this sector. In 2005, the non-oil sector accounted for 50% of Abu Dhabi's GDP, with manufacturing, wholesale, retail, and industrial sectors being the main drivers for non-oil related growth.

Another key element of the government's plan for economic diversification is to transform the Emirate into a world class tourism and business destination. In line with this objective, new property ownership laws passed in Abu Dhabi during 2005 has brought about dramatic changes in the Abu Dhabi property market. Prior to 2005, UAE nationals were allowed to own property but not allowed to buy and sell property freely. The new laws allow free trade in property between UAE nationals.

Abu Dhabi has also witnessed rapid growth in its population from 180,000 residents in the late 1960's to almost 1.9 million today. Approximately 20% of the population are Emiratis and 80% expatriates. The UAE has a population growth rate of 7% per annum and is forecast to require the services of a further 130,000 professionals by 2010. It is expected that Abu Dhabi as the capital and with its privatization and tourism drive, and industrial expansion will benefit from the projected increase.

There is currently an existing, pent-up demand of residential units due to the positive economic environment, ample liquidity, growing affluence, and strong growth in resident population and number of households.

About Mubadala Development Company (www.mubadala.ae)
Mubadala Development Company is a strategic investment and development vehicle established and wholly owned by the Government of the Emirate of Abu Dhabi. Its mission is to invest in commercially-viable, strategic, industrial and commercial partnerships.

The company manages a diversified portfolio of local, regional, and international investments. International investments include the Dutch fleet management giant LeasePlan Corporation (25% stake), and a stake in nine oil exploration blocks in Libya. Stakes are also held in the Swiss aircraft and engine services provider SR Technics (40%), Ferrari (5%), and Piaggio Aero Industries (35%).

In the United Arab Emirates and wider Gulf region, Mubadala has invested in, and developed, a number of leading projects including the first GCC cross-border natural gas project, Dolphin Energy (51% majority stake), Aldar Properties, Abu Dhabi Future Energy Company (Masdar), Tabreed, Abu Dhabi Ship Building, Imperial College London Diabetes Centre in Abu Dhabi, Injazat Data Systems and the Mukhaizna Oil Field developments in Oman.

Mubadala signed a joint development agreement with Dubai Aluminium Company (DUBAL) to develop, construct, own and operate a USD 8-billion world class green-field aluminium smelter complex with 1.4-million tons capacity a year at the Khalifa Port and Industrial Zone in Abu Dhabi. Mubadala and DUBAL are also developing a US$5 billion smelter with a 700,000 tons capacity in Algeria.

Mubadala is also leading the development of the UAE University's new campus in Al Ain City through a public-private partnership initiative.

About CapitaLand Group (www.capitaland.com)
CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

CapitaLand has set up a new business unit, Integrated Leisure, Entertainment and Conventions (ILEC), to develop integrated developments incorporating leisure, entertainment and conventions as their key themes. ILEC will leverage on the Group's real estate competencies, partner relationships and intellectual capital to construct integrated resorts with exceptional design and development concepts.

In January 2007, CapitaLand ILEC took a strategic 20% stake in its first project, Macao Studio City (MSC). Located in Cotai, Macau, MSC will be Asia's first leisure resort property combining theatre, TV and film production facilities, and retail, with gaming, entertainment and world-class hotels when completed in 2010 (phase 1). It will be developed together with partners, Hong Kong-listed eSun Holdings, one of Asia's leading media and entertainment companies, and New Cotai LLC, a consortium of US-based investors.

Issued jointly by : **Mubadala Development Company and CapitaLand Limited *(Co. Regn: 198900036N)***

Date : **11 June 2007**

Mubadala
Media contact:
Aimee Peters
Tel: +971 4369 8563
Email: aimee.peters@buchananme.com

CapitaLand
Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Julie Ong, Communications
Tel: +65 6826 5812
Email: julie.ong@capitaland.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Jun-2007 17:52:38
Announcement No.	00083

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Mubadala Development Company and CapitaLand Limited - Integrated Real Estate Development
Description	The attached media factsheets and the speech by Mr Liew Mun Leong, President and Chief Executive Officer of CapitaLand Group at the signing ceremony of Joint Venture Agreement between Mubadala Development Company and CapitaLand Limited on 11 June 2007, are for information.
Attachments:	MediaFactSheet.ZayedSportsCity.pdf MediaFactSheet.AbuDhabi.pdf CL.CEOspeech.ZayedSportsCity.pdf Total size = **488K** (2048K size limit recommended)

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Mubadala Development Company & CapitaLand Ltd
Integrated Real Estate Development

Location

- Land surrounding the existing Zayed Sports City Stadium, Abu Dhabi, UAE
  - One of the few remaining areas to be developed on the main island of Abu Dhabi
  - Includes a 2 km prime waterfront area
  - Centrally located 15 minutes away from both CBD and the Abu Dhabi International Airport
  - Accessible by two major city roads


CORNICHE
SITE
ABU DHABI
INTERNATIONAL AIRPORT


900m
1,660m

Distinctive features	▪ A contemporary development that combines luxurious resort-style living with bustling sports and leisure activities ▪ Lush landscaping, featuring extensive greenery, water elements and shaded spaces ▪ Waterfront views



Components	▪ Residential ▪ Retail ▪ State-of-the-art sports facilities ▪ Hotel and serviced apartments
Total site area	▪ Approximately 1.4 million square metres (140 Ha)
Completion	Project launch in Abu Dhabi in a month's time Launch of 1st phase of residential offering by 4Q 2007 • Over 900 units • Approximately 130,000 sq m built-up area Development will be completed in phases from 2009 – 2011

FACT SHEET: ABU DHABI AT A GLANCE

- Abu Dhabi is the capital of the United Arab Emirates (UAE) and the largest of the seven emirates. Abu Dhabi City is an island five miles wide and nine miles long.

- The Emirate of Abu Dhabi constitutes over 85% of the United Arab Emirates (UAE) total land area.

- Abu Dhabi is blessed with more than 200 unspoiled natural islands to explore, making it the perfect island-hopping destination

- Abu Dhabi's 400km coastline is endowed with golden beaches, while the city itself offers visitors beach parks to enjoy, with most of its hotels benefiting from their own private stretch of shoreline

- Abu Dhabi is green and lush, thanks to the planting of 25 million trees in its cities and abundance of well maintained parks, providing a verdant contrast to the emirate's dramatic dune landscape

- Abu Dhabi boasts a cosmopolitan culture thanks to the population's 70% mix of international residents from 120 countries

- Abu Dhabi combines traditional charm with modern-day appeal, thanks to its superb leisure and recreational facilities and rich array of quality restaurants, modern air-conditioned shopping malls and luxury hotels

- Abu Dhabi ensures all developments are in complete harmony with the environmental goals and management of Abu Dhabi's sustainable resources to ensure that its natural attractions – from coral life to famous dunes - are preserved

- With 10% of the world's known oil reserves, Abu Dhabi is the richest emirate and a global economic powerhouse in its own right. Its excellent infrastructure and state-of-the-art facilities ensures it continues to appeal to the international business community

For more information on Abu Dhabi go to www.exploreabudhabi.ae

SPEECH BY MR LIEW MUN LEONG, PRESIDENT & CEO, CAPITALAND GROUP At THE CAPITALAND- MUBADALA JV SIGNING CEREMONY ON 11 JUNE 2007

Your Excellency Khaldoon Khalifa Al Mubarak, CEO & Managing Director, Mubadala Development Company

Mr Lee Yi Shyan, Singapore Minister of State for Trade and Industry

Your Excellencies, Distinguished Guests, Ladies and Gentlemen

Good Afternoon.

First, let me welcome Your Excellency and your distinguished delegation from Abu Dhabi to Singapore for this milestone signing ceremony between CapitaLand and Mubadala Development Company. We are indeed privileged to conclude this partnership with Mubadala, the investment and development vehicle of the Government of the Emirate of Abu Dhabi to undertake a signature project in the city.

Today's JV signing ceremony with Mubadala paves the way for us to establish a long term strategic relationship to grow our presence in Abu Dhabi and the GCC region. Abu Dhabi is one of the most modern cities in the GCC with the highest per capita GDP in the world at US$46,200. It has the potential and most important the ambition to transform itself into one of the world's top cities. With rapid economic growth and influx of prosperous expatriates, there is a rising demand for modern living, international retail and world class leisure amenities in Abu Dhabi. This JV project will address such demand and sets the high standards of ultra modern living which Abu Dhabi deserves.

As our first strategic partnership in the Middle East, it is imperative for us to partner a blue chip organisation with suitable gravitas and reputation in the region, traits embodied by Mubadala. The success of this joint venture – which I am sure will come about - will certainly open the eyes of other investors in Abu Dhabi and the region. Both of us, Mubadala and CapitaLand have the vision to create an "Oasis in the City" in Abu Dhabi, an ultra modern development integrating luxurious homes, sports, leisure and retail services for its residents. This landmark development will uniquely transform the way the people will live, work and play in Abu Dhabi, distinguishing itself from other integrated developments in the region.

The fast pace of development in the GCC has often been compared to the rapid growth that we have seen around Asia which is CapitaLand's current area of focus. We believe that CapitaLand's success in Asia could be transplanted, with a joint venture partner like Mubadala, to deliver similar successful developments in Abu Dhabi.

Thank You.

CapitaLand

For Immediate Release
11 June 2007

NEWS RELEASE

Mubadala and CapitaLand Joint Venture

Singapore, 11 June 2007 – In response to a query from the media during the analysts' and media briefing on the signing of the joint venture between CapitaLand Limited and Mubadala Development Company this evening, CapitaLand clarified that the cost for the first phase of the JV project is about S$480 million (equity) of which CapitaLand's portion is S$238 million. There will be a phased development for land acquisitions by the JV company, phased development of the residential units and phased sales launches.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 11 June 2007

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Julie Ong, Communications
Tel: +65 6826 5812
Email: julie.ong@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Jun-2007 19:44:09
Announcement No.	00139

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Completion of acquisition of CapitaRetail Singapore's Portfolio
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.CRS.Completion.Annc.11Jun07.pdf Total size = **19K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

COMPLETION OF ACQUISITION OF CAPITARETAIL SINGAPORE'S PORTFOLIO

1. CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), refers to its announcement on 20 April 2007 in relation to the acquisition by CMT (the "**Acquisition**") of the balance 72.8% of the Secured Fixed Rate Class E Bonds due 2009 issued by CapitaRetail Singapore Limited ("**CRS**") and redeemable preference shares of $0.10 each issued by CRS in connection with the Secured Fixed Rate Class E Bonds (together with the Secured Fixed Rate Class E Bonds, the "**Class E Bonds**") which were not held by CMT then.

2. Further to the announcement dated 20 April 2007, the Manager is pleased to announce that all the above Class E Bonds and redeemable preference shares have been transferred to HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT. CMT is now the sole owner of the Class E Bonds and effectively owns 100.0% of the beneficial interest in the property portfolio of CRS which comprises three shopping centres in Singapore, namely, Lot One Shoppers' Mall, 90 out of 91 strata lots in Bukit Panjang Plaza, and Rivervale Mall.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
11 June 2007

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaLand

FOR IMMEDIATE RELEASE
12 June 2007

NEWS RELEASE

CapitaLand acquires Char Yong Gardens, a freehold site in the prime Orchard Road district

Singapore, 12 June 2007 – CapitaLand has signed a Sale and Purchase Agreement to acquire Char Yong Gardens for a consideration of S$420 million through a collective sale. The total acquisition cost, which includes a S$47 million development charge, works out to S$1,788 per square foot per plot ratio. The acquisition reinforces CapitaLand's strategy to have an active presence in the Singapore residential market. Since 2005, CapitaLand has acquired four residential sites and one mixed development site in the various districts in Singapore. The company will continue to seize opportunities to acquire prime sites to augment its existing landbank.

Located in Singapore's prime Orchard Road District, Char Yong Gardens sits on a 8,665.4-square metre (93,274 square feet) freehold site with a gross plot ratio of 2.8. There are 106 apartments in the existing development. Approval has been obtained from over 80% of the owners to proceed with the collective sale. The completion of the transaction, expected to take place by the first quarter of 2008, is subject to the approval of the Strata Titles Board.

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "Char Yong Gardens is located in the heart of Orchard Road District, which is Singapore's most chic and vibrant lifestyle and shopping area. With the remaking of Orchard Road, the entire district will be further transformed into a choice residential and

lifestyle destination for both expatriates and cosmopolitan Singaporeans. The Orchard area is one that is familiar to many international and local homebuyers and investors, and we are confident that the project will see great buying interest when it is launched in end-2008.

"We are currently in discussion with Wachovia Development Corporation to develop the site through a 50:50 joint venture. The company is a wholly-owned subsidiary of Wachovia Corporation, one of the largest diversified financial services groups in the United States of America, through which certain real estate activities are transacted. Through such strategic partnerships, CapitaLand will continue to increase its presence in the Singapore residential market. "

CapitaLand plans to build a luxurious 20-storey condominium with approximately 130 generously-sized apartments. CapitaLand is the lead development manager for the project, responsible for the full spectrum of sales & marketing, product design and development, and project management.

The site is in an excellent location as it is within walking distance of shopping malls and a host of dining and entertainment facilities. It enjoys great transport connectivity via the Somerset MRT station as well as the nearby CTE. The site is also located near popular malls such as Paragon, Ngee Ann City, The Heeren and new malls being built in the Somerset area. Good schools nearby include the Anglo-Chinese Junior School, Chatsworth International School and the Overseas Family School.

The above collective sale transaction was brokered by Jones Lang LaSalle.

Issued by: CapitaLand Limited (Co. Regn: 198900036N)
Date: 12 June 2007

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2022
SGX-ST APPROVAL IN-PRINCIPLE

CapitaLand Limited (the "**Company**") refers to its proposed issue (the "**Issue**") of S$1 billion 2.95 per cent. convertible bonds due 2022 (the "**Convertible Bonds**"), convertible into new ordinary shares in the capital of the Company (the "**Shares**").

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements dated 25 May 2007 made by the Company in connection with the Convertible Bonds.

The Company wishes to announce that it has on 15 June 2007 received the in-principle approval from the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the listing and quotation of (a) up to S$1 billion in principal amount of the Convertible Bonds; and (b) up to 72,009,275 of new Shares to be issued upon conversion of the Convertible Bonds (the "**New Shares**").

The SGX-ST's in-principle approval for the listing and quotation of the Convertible Bonds and the New Shares was granted subject to the following conditions:

(i) compliance with the SGX-ST's listing rules;

(ii) a valid share issue mandate being available and sufficient for the issue of the Convertible Bonds and the New Shares;

(iii) submission to the SGX-ST of the documents set out in Rule 315 of the SGX-ST Listing Manual;

(iv) submission to the SGX-ST of the notification referred to in Rule 864(4) of the SGX-ST Listing Manual, if applicable, upon any significant changes affecting the matter in the Company's application for the listing and quotation of the Convertible Bonds and the New Shares;

(v) announcement to the SGX-ST of the amount of proceeds from the Convertible Bonds currently intended to be set aside for each specific use;

(vi) submission to the SGX-ST of a confirmation by the Company that the offering circular to be issued by the Company in relation to the Issue contains information that institutional and sophisticated investors would customarily expect to see in such documents; and

(vii) submission to the SGX-ST of a written undertaking from the Company that:

(1) the Convertible Bonds will not be placed to the groups of persons identified in the written undertaking from the Company to the SGX-ST pursuant to Rule 812(1) of the SGX-ST Listing Manual;

(2) periodic announcements will be made via SGXNet on the use of the proceeds from the Convertible Bonds when the funds are materially disbursed;

(3) disclosure of a status report on the use of the proceeds will be made via SGXNet annually until such time the proceeds from the Convertible Bonds have been fully utilised;

(4) the Convertible Bonds will be traded in a minimum board lot size of S$200,000 or its equivalent in foreign currencies for as long as the Convertible Bonds are listed on the SGX-ST, and the board lot size will not be redenominated subsequent to the Issue;

(5) the Company will observe the continuing listing requirements in Part VI of Chapter 7 of the SGX-ST Listing Manual; and

(6) the Company will announce details of the conversion of the Convertible Bonds (including the number of New Shares issued and the conversion price).

The SGX-ST's in-principle approval for the listing and quotation of the Convertible Bonds and the New Shares is not to be taken as an indication of the merits of the Convertible Bonds, the New Shares, the Company or its subsidiaries.

By Order of the Board

Low Sai Choy
Company Secretary
15 June 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF STAKE IN CAPITALAND-RAFFLES PROPERTIES PTE LTD

CapitaLand Limited ("**CapitaLand**") wishes to announce that its wholly-owned subsidiary, CapitaLand Raffles Investment Pte Ltd ("**CapitaLand Raffles**"), has entered into a sale and purchase agreement (the "Agreement") with Raffles Medical Properties Pte Ltd ("**Raffles Properties**"), a wholly-owned subsidiary of Raffles Medical Group Ltd, for the sale (the "**Sale**") of its entire stake (comprising 4,800,000 ordinary shares and 51,570,000 preference shares) (collectively, the "**Sale Shares**") representing 50% of the issued share capital of CapitaLand-Raffles Properties Pte Ltd ("**CRPPL**") to Raffles Properties.

CRPPL is an indirect associated company of CapitaLand and the owner of the building called "Raffles Hospital" located at 585 North Bridge Road, Singapore 188770 (the "**Property**").

The aggregate cash consideration for the Sale Shares is S$66.9 million (the "Consideration"), subject to a post-completion adjustment of the net asset value of CRPPL on the date of completion of the Sale expected to be on or about 30 September 2007 (the "Completion"). The Consideration was arrived at on a willing buyer-willing seller basis taking into account, amongst other factors, the agreed value of the Property at S$215 million.

CapitaLand Group's carrying value of the Sale Shares based on the management accounts of CRPPL as at 31 May 2007 is S$28.3 million.

The Completion is subject to the fulfillment of certain conditions precedent set out in the Agreement, including the obtaining of the approval of United Overseas Bank Limited ("UOB") which has granted certain banking facilities to CRPPL. In the event that the approval from UOB is not obtained, Raffles Properties shall procure new financing (such financing to take effect before the Completion) to fully repay all outstanding loans owing by CRPPL to UOB.

Following the Completion, CapitaLand will recognise in its Group consolidated accounts a gain of approximately S$38.5 million. CRPPL will also cease to be an associated company of CapitaLand.

Based on the unaudited consolidated financial statements of CapitaLand for the first quarter ended 31 March 2007:

(i) assuming that the Sale was effected on 1 January 2007, CapitaLand's earnings per share would have increased from 21.8 cents to 23.2 cents for the first quarter ended 31 March 2007; and

(ii) assuming that the Sale was effected on 31 March 2007, the financial impact on CapitaLand's net tangible assets per share would not be material.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
18 June 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND SMA PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its dormant indirect wholly-owned subsidiary, CapitaLand SMA Pte Ltd ("CapitaLand SMA"), had upon its application and as subsequently notified in the Government Gazette notification dated 8 June 2007, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 6 June 2007.

The above striking-off of CapitaLand SMA is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, directly or indirectly, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
18 June 2007

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2022

CapitaLand Limited (the "**Company**") refers to its proposed issue of S$1 billion 2.95 per cent. convertible bonds due 2022 (the "**Convertible Bonds**"), convertible into new ordinary shares in the capital of the Company (the "**New Shares**").

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements dated 25 May 2007 and 15 June 2007 made by the Company in connection with the Convertible Bonds.

The Company is pleased to announce that the issue of the Convertible Bonds has successfully closed today.

The Convertible Bonds are convertible by holders into the New Shares at any time on and after 20 June 2008 and up to the close of business (at the place the Convertible Bonds is deposited for conversion) on 10 June 2022, unless previously redeemed, converted, or purchased and cancelled and except during a Closed Period (as defined in the Offering Circular dated 18 June 2007 issued by the Company in relation to the Convertible Bonds). The conversion price (subject to adjustment in the manner provided in the terms and conditions of the Convertible Bonds) will initially be S$13.8871 per New Share.

The Convertible Bonds will constitute direct, unsubordinated, unconditional and unsecured obligations of the Company and will at all times rank *pari passu* and without any preference or priority among themselves. The payment obligations of the Company under the Convertible Bonds shall, save for such exception as may be provided by mandatory provisions of applicable laws and the terms of the Convertible Bonds themselves, at all times rank at least equally with all of its other present and future direct, unsubordinated, unconditional and unsecured obligations.

The New Shares to be issued upon conversion of the Convertible Bonds when allotted and issued, will rank *pari passu* in all respects with the existing ordinary shares in the capital of the Company as of the date of their issue, except for any dividend, rights or other distributions, the record date for which precedes the relevant conversion date of the Convertible Bonds.

The Convertible Bonds will be admitted to the Official List of the Singapore Exchange Securities Trading Limited with effect from 9.00 a.m. on Thursday, 21 June 2007.

By Order of the Board

Low Sai Choy
Company Secretary
20 June 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2022

CapitaLand Limited (the "**Company**") refers to its issue (the "**Issue**") of S$1 billion 2.95 per cent. convertible bonds due 2022, convertible into new ordinary shares in the capital of the Company.

The Company wishes to announce that it currently intends to apply the net proceeds from the Issue in the following manner:

	Use of Proceeds	Allocation of Net Proceeds
1.	Refinancing existing debt	Approximately 50 per cent.
2.	Financing new acquisitions / investments	Approximately 45 per cent.
3.	Working capital	Approximately 5 per cent.

By Order of the Board

Low Sai Choy
Company Secretary
21 June 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Jun-2007 18:00:56
Announcement No.	00110

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Payment of acquisition fee by way of issue of units in CapitaMall Trust
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	Payment.acqnfees.CMTunits.21Jun07.pdf Total size = **63K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

PAYMENT OF ACQUISITION FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that 322,685 units in CMT ("**Units**" and the 322,685 Units, the "**Acquisition Fee Units**") have been issued to the Company today.

As one of the vendors of the Class E Bonds, REIM Singapore Investments CV Properties Limited ("**REIM**") (being an associated company of a controlling unitholder of CMT), is an "interested party" of CMT under the Property Funds Guidelines, the portion of the acquisition fee ("**REIM Portion Acquisition Fee**") payable for the acquisition by CMT of the balance 72.8% of the Secured Fixed Rate Class E Bonds due 2008 issued by CapitaRetail Singapore Limited ("**CRS**") and redeemable preference shares of S$0.10 each issued by CRS in connection with the Secured Fixed Rate Class E Bonds (together with the Secured Fixed Rate Class E Bonds, the "**Class E Bonds**") which were not held by CMT then (the "**Acquisition**"), has to be in the form of Units and shall not be sold within one year from the date of their issuance.

The Acquisition Fee Units have been issued as payment of the REIM Portion Acquisition Fee which amounts to S$1.3 million. The acquisition fee payable to the Company for the Acquisition is calculated at 1.0% of 72.8% of the aggregate value of S$710.0 million for the three properties in the CRS portfolio namely, Lot One Shoppers' Mall, 90 out of 91 strata lots in Bukit Panjang Plaza and Rivervale Mall. The REIM Portion Acquisition Fee is based on REIM's approximately 25.8% interest in the Class E Bonds. The Acquisition has been completed on 1 June 2007.

The issue price of the Acquisition Fee Units is S$4.1337, being the volume weighted average traded price for a Unit for all trades on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") in the ordinary course of trading on the SGX-ST for the period of 10 business days preceding 1 June 2007.

With the issue of the Acquisition Fee Units, the Company holds an aggregate of 6,957,099 Units and the total number of Units in issue is 1,563,765,404.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
21 June 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ACQUISITION OF THE REMAINING 60% STAKE IN CAPITALAND ILEC ONE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Integrated Resorts Pte. Ltd., has acquired from MGM Mirage Singapore Holdings, a party unrelated to CapitaLand, the remaining 60% stake (comprising 6 ordinary shares) (the "Acquisition") in the share capital of CapitaLand ILEC One Pte. Ltd. ("CIOPL") for a cash consideration of S$6.

Following the Acquisition, CIOPL has become an indirect wholly-owned subsidiary of CapitaLand.

CIOPL is a company incorporated in Singapore and has been dormant since the date of incorporation.

The Acquisition is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, directly or indirectly, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
22 June 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(A) DRAGONSBURG PTE. LTD.
(B) PENNYSVALE PTE. LTD.
(C) YORKSURE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

Name	:	Dragonsburg Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share
Name	:	Pennysvale Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share
Name	:	Yorksure Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
22 June 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	26-Jun-2007 13:28:21
Announcement No.	00040

>> Announcement Details
The details of the announcement start here ...

Announcement Title *

Clarification of Business Times report

Description

With reference to the report in the Business Times today "CapitaLand to launch new India, China property funds this year", CapitaLand wishes to confirm that it is planning to launch two more property funds this year that will invest in India and China with initial funds of S$500 million each. These funds will be in addition to the eleven private equity funds and five listed REITs which CapitaLand currently manages. Over the last five years, CapitaLand has launched at least two funds each year. The new funds are in line with CapitaLand's previously announced strategy of growing its existing REITs and private equity funds while originating new ones in new markets to meet investor demand, with overseas growth efforts focused on China, Thailand, Vietnam and India. The setting up of the two property funds in India and China are still at a preliminary stage and more details will be announced when the two funds are launched.

By the end of the year, CapitaLand envisages that its assets under management could hit S$17 billion to S$18 billion, a target which it has previously disclosed in its briefing on the announcement of its Financial Year 2006 results on 14 February 2007. Slides from the briefing were also issued via SGXNET on the same day.

In line with the growth in its fund management business, CapitaLand hopes that the contribution of the business to its financial performance will grow accordingly. The report quotes CapitaLand's President and CEO, Mr Liew Mun Leong, as saying that he hoped the group would eventually generate 15-20 per cent of its pre-tax profit from its fund management business, up from the less than 10 per cent contribution it makes now. CapitaLand wishes to clarify that the projection by Mr Liew is a longer term goal that CapitaLand is working towards.

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CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CHENGDU XIN KAI CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Chengdu Xin Kai Co., Ltd.
Principal Activity	:	Property Development and Management
Registered Capital	:	USD48 million

The above transaction is not expected to have any material impact on the net tangible assets or eamings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 June 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Jun-2007 17:07:50
Announcement No.	00077

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Announcement Title *	Cessation of Memorandum of Understanding with YNH Property Bhd
Description	CapitaLand Limited ("CapitaLand") refers to the joint news release issued by CapitaLand and YNH Property Bhd on 20 December 2006 regarding the signing of a Memorandum of Understanding ("MOU") to jointly develop a site in Kuala Lumpur. CapitaLand wishes to inform that the proposed development will not proceed as the MOU has lapsed due to non-fulfilment of the conditions precedent.
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CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

(I) ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, MORGANITE PTE. LTD.

(II) ACQUISITION OF FARRER COURT

(I) ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, MORGANITE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	Morganite Pte. Ltd.
Principal Activity	:	Property Development
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

(II) ACQUISITION OF FARRER COURT

CapitaLand Limited ("CapitaLand") wishes to announce that Morganite Pte. Ltd. ("Morganite"), a company wholly owned by its subsidiary, CRL Realty Pte Ltd ("CRL Realty") has today agreed to acquire 151A, 151B, 151C, 151D, 151E, 151F, 151G and 151H King's Road, Farrer Court ("Farrer Court") for a cash consideration of S$1,338.8 million (the "Consideration") through a collective sale (the "Acquisition"). Taking into account an estimated differential premium of S$450 million to S$500 million to top up the lease to a fresh 99-year tenure and to maximise the plot ratio, the total acquisition cost is estimated to be between S$762 and S$783 per square foot per plot ratio.

The Consideration was arrived at on a willing-buyer and willing-seller basis. A tender fee of S$1 million has been paid for the Acquisition (the "Tender Fee"). The Consideration is payable in instalments: 5% of the Consideration (less the Tender Fee) is payable within 7 days from 28 June 2007 and 5% of the Consideration is payable within 7 days of an order being made by the Strata Titles Board (the "Board"). The balance 90% of the Consideration is payable upon completion of the Acquisition, which is expected to take place by the second quarter of 2008 and subject to *inter alia*, the approval of the Board.

Located along Farrer Road in the Holland Village residential enclave, Farrer Court sits on a 77,898 square metre (838,488 square feet) site with a maximum gross plot ratio of 2.8. There are 618 apartments in the existing development. Approval has been obtained from owners with over 80% share value of Farrer Court to proceed with the collective sale.

CapitaLand plans to build a condominium on the Farrer Court site (the "Development"). CapitaLand is the lead development manager for the project, responsible for the full spectrum of sales and marketing, product design and development and project management. The Development is expected to be ready for launch in the first half of 2009.

CRL Realty has executed a memorandum of agreement on 27 June 2007 with HPL Orchard Place Pte. Ltd. ("HPL") and Wachovia Development Corporation ("Wachovia") whereby each of the parties agree to participate in the Development through investing in Morganite. CRL Realty is expected to retain a 35% to 40% interest in Morganite, while HPL, Wachovia and possibly a foreign fund will hold the remaining interest in Morganite. CapitaLand's share of the Consideration will correspond to the share of its interest in Morganite. The parties will be entering into a formal agreement (the "Agreement") to regulate their relationship as shareholders of Morganite. Upon completion of the Agreement, Morganite will cease to be a subsidiary and become an associated company of CapitaLand.

The above transactions are not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand, has any interest or indirect, in the aforesaid transactions.

By Order of the Board

Low Sai Choy
Company Secretary
28 June 2007

CapitaLand

FOR IMMEDIATE RELEASE
28 June 2007

NEWS RELEASE

CapitaLand acquires Farrer Court
Redevelopment into 1,500 high-end homes

Existing owners to be given first right of refusal to purchase units

Singapore, 28 June 2007 – CapitaLand has agreed to acquire Farrer Court for a consideration of S$1,338.8 million through a collective sale. Inclusive of an estimated differential premium of S$450 million to S$500 million to top up the lease to a fresh 99-year tenure and to maximise the plot ratio, the total acquisition cost works out to between S$762 and S$783 per square foot per plot ratio. With this latest acquisition, the size of the residential landbank managed by CapitaLand in Singapore will increase to approximately 5.5 million square feet of potential gross floor area.

Located along Farrer Road in the Holland Village residential enclave, Farrer Court sits on a 77,898-square-metre (838,488 square feet) site with a maximum gross plot ratio of 2.8. There are 618 apartments in the existing development. Approval has been obtained from owners with over 80% share value to proceed with the collective sale. The completion of the transaction, expected to take place by the second quarter of 2008, is subject to the approval of the Strata Titles Board.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "With the addition of the Farrer Court site and recent acquisitions, our residential landbank in Singapore will be increased substantially to benefit from the country's growth story. The Farrer Court site is a large-sized property that will give us the opportunity to work with world-renowned architects who have an international portfolio, to create a unique

landmark project. Recently, we teamed up with Cox Architects & Planners for the RiverGate residential landmark development in Singapore, Alsop Architects for the Raffles City Beijing project in China, and Rafael Vinoly for the Raffles City project in Bahrain. We will also work with well-reputed strategic partners who share our confidence and commitment to the Singapore residential market. In addition, the existing owners will be given the first right of refusal to purchase units in the new development, similar to what was extended to former owners of Char Yong Gardens and the site for The Seafront on Meyer."

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "The Farrer Court site will be another jewel in our Singapore residential landbank. It is the last sizeable land parcel available in the prime Holland area, and the only site along Farrer Road with the potential to build up to 36 storeys. This gives us the opportunity to develop a distinctive high-rise condominium where the majority of the apartments will enjoy unprecedented views of Bukit Timah Hill, Botanic Gardens, MacRitchie Reservoir, the good class bungalows of Victoria Park and the Orchard Road city skyline. We will form a consortium, comprising Hotel Properties Limited, Wachovia Development Corporation and possibly a foreign fund, to develop this project. We will continue to look for well-located sites in Singapore for future residential developments."

CapitaLand plans to build a luxurious 36-storey condominium with approximately 1,500 generously-sized apartments on the Farrer Court site. The development will be ready for launch in the first half of 2009. CapitaLand is the lead development manager for the project, responsible for the full spectrum of sales and marketing, product design and development, and project management.

The site enjoys convenient access to the shopping and dining facilities at the eclectic Holland Village and trendy Orchard Road area, as well as the popular Coronation Shopping Plaza. Located in District 10, it is also within walking distance of the future Farrer Road MRT station which will provide great connectivity to the Central Business District. Nature lovers will enjoy pleasant walks at the nearby Botanic

Gardens. Good schools in the vicinity include the Nanyang Primary School, Raffles Girls' Primary School, Hwa Chong Institution, National Junior College, and Nanyang Girls' High School.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 28 June 2007

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Jun-2007 17:44:51
Announcement No.	00110

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Announcement Title *	Ascott Serviced Residence (China) Fund closing at US$500 million in committed capital
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.Fund.Closing.29Jun07.pdf Total size = **21K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

Ascott Serviced Residence (China) Fund closing at US$500 million in committed capital

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Singapore, 29 June 2007 – Following the announcement on 26 April 2007 by The Ascott Group Limited ("the Company") on the launch of the Ascott Residence (China) Incubator Fund (the "Fund"), the Board of Directors of the Company is pleased to announce the successful close of this private equity real estate fund today with capital commitments of US$500 million raised.

Subscription to the Ascott Residence (China) Incubator Fund is well diversified, with investors from renowned institutions as well as high net worth individuals from Asia, Europe, Australia, United States, Latin America and the Middle East. The Company has also committed to invest US$165 million in the Fund as sponsor of the Fund.

Change of name

The Board of Directors of Ascott wishes to announce that the name of the Fund has been changed from Ascott Residence (China) Incubator Fund to Ascott Serviced Residence (China) Fund to more accurately reflect the Fund's investment focus in serviced residences.

By Order of the Board

Hazel Chew
Company Secretary
29 June 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Jun-2007 19:08:31
Announcement No.	00178

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Announcement Title *	Ascott adds Munich to global footprint with second serviced residence property in Germany
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.NewsRelease.29Jun07.pdf Total size = **191K** (2048K size limit recommended)

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For Immediate Release

NEWS RELEASE

ASCOTT ADDS MUNICH TO GLOBAL FOOTPRINT WITH SECOND SERVICED RESIDENCE PROPERTY IN GERMANY

Ascott's portfolio will cover 49 cities in 21 countries when Munich property opens in 2009

Singapore, 29 June 2007 – The Ascott Group (Ascott) has signed a sale and purchase agreement with GBI Gesellschaft für Beteiligungen und Immobilien-Projektwicklung mbH & Co. KG (GBI), a German real estate developer, for the development and sale of a serviced residence property in Munich for a total consideration of €21.78 million (S$45.05 million). The 146-unit serviced residence, located in West Munich, will be completed in the second half of 2009 and named Citadines Munich Arnulfpark.

The development is about 20 minutes' walk from Marienplatz, the epicentre and shopping hub of Munich, and has easy accessibility to the airport and major points of interest in the city. The development will add to Ascott's existing footprint in Germany and Europe and grow its global presence to 49 cities in 21 countries when the property opens.

Mr Lim Chin Beng, Ascott's Chairman said: "Ascott is the largest international serviced residence company outside of the United States with presence in close to 50 cities and over 20 countries, where it operates three globally-recognised brands, Ascott, Somerset and Citadines. At present, out of Ascott's total portfolio of 19,000 units including those under development, more than 5,000 units are located in Europe. Ascott is currently seeking suitable locations in Europe's key gateway cities to enhance its presence. Going forward, Europe will continue to be a key market for the Group's global expansion."

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Group said: "Ascott already has a significant presence in Europe as about a third of its total operating properties are located there. In Germany, it already has a presence in Berlin. Given the improving economic situation in Germany, Ascott intends to bolster its footprint by seeking suitable properties and locations in other key German cities. In addition, it intends to increase its European inventory from 5,000 units to 7,500 units by 2010, by strengthening its presence not only in existing cities where it has presence but also charting into emerging markets in Europe where the serviced residence sector is virtually untapped."

Mr Cameron Ong, Ascott's Managing Director and CEO said: "Munich, the third largest city in Germany, is a major hub for European and international traffic. Many Fortune 500 companies from information technology, financial services, biotechnology and pharmaceutical industries have their

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

headquarters in Munich. It is also the country's leading economic area and a major international trade fair and holiday destination. There is therefore a strong demand in the extended-stay market from travellers who visit the city for business, corporate meetings and trade fairs. Citadines Munich Arnulfpark which enjoys an excellent location will also be Ascott's second Citadines-branded property in Germany. The property will enable us to tap on economies of scale and enhance the visibility of our Citadines brand in Germany."

When completed, Citadines Munich Arnulfpark will be a 10-minute walk from the Central Railway Station, and within walking distance from Marienplatz. It will complement Ascott's existing property in Berlin – Citadines Berlin Olivaer Platz.

The site of the property is also within Arnulfpark, a 18.5 ha (47 acres) site earmarked for a multi-purpose development project comprising 169,000 square metres for commercial development, 72,000 square metres for residential development and 5,000 square metres for cultural and entertainment activities. The whole Arnulfpark development is expected to be completed by 2011.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 19,500 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. This includes over 5,500 units which are under development.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 49 cities in 21 countries, eight of which are new cities where Ascott's serviced residences are being developed. Ascott's properties can be found in cities including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include TravelWeekly Asia Industry Awards 2007 'Best Serviced Residence (Group)', China 2007 'Top 100 Serviced Apartments Award', Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst

Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

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